Cover Letter to Offer to Purchase and Letter of Transmittal

Exhibit A

Alternative Investment Partners	One Tower Bridge 100 Front Street West Conshohocken, PA 19428

Cover Letter to Offer to Purchase and Letter of Transmittal

If You Do Not Want to Sell Your Shares at This Time,

Please Disregard This Notice.

This Is Solely Notification of the Fund’s Tender Offer.

November 27, 2015

Dear AIP Multi-Strategy Fund P Shareholder:

We are writing to inform you of important dates relating to a tender offer by AIP Multi-Strategy Fund P (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action. If you have already tendered all of your Shares pursuant to the special tender offer that commenced on September 29, 2015, you are no longer considered a Shareholder of the Fund for purposes of this tender offer and the Fund will not accept any of your Shares for purchase.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts*

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

The tender offer period will begin on November 27, 2015. While tenders of Shares may be withdrawn until 12:00 midnight, Eastern time, on January 6, 2016, tenders of Shares must be submitted no later than December 28, 2015. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal by no later than

*

Morgan Stanley does not render advice on tax and tax accounting matters to clients. This material was not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

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December 28, 2015. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than December 28, 2015.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

AIP Multi-Strategy Fund P

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